UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42712



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.W. Korth & Company Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
32841 Middlebelt, Suite 400
(No. and Street)

Farmington Hills	**MI**	**48334**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Art Frasca **248/855-4500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

Suite 1700, 500 Woodward Ave.	**Detroit**	**MI**	**48226-5495**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, James W. Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.W. Korth & Company Limited Partnership, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Managing Partner
Title

MI DL K630-367-886-010

Notary Public

OFFICIAL NOTARY SEAL
RENE J RANALLO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
DD054324
MY COMMISSION EXPIRES
SEPT 22,2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. Korth & Company Limited Partnership

Audited Financial Statements Schedules And Supplementary Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-3426

■ Phone: (313) 628-7100
www.ey.com

Report of Independent Auditors

General and Limited Partners
J. W. Korth & Company Limited Partnership

We have audited the accompanying statement of financial condition of J. W. Korth & Company Limited Partnership as of December 31, 2001, and the related statements of income, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Korth & Company Limited Partnership at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 1, 2002

J. W. Korth & Company Limited Partnership

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 25,783
Margin account deposit	101,917
Securities owned	99,367
Other assets	13,250
	$ 240,317
Liabilities and Partners' Equity	
Amount due to broker	$ 43,016
Accounts payable and accrued expenses	27,457
Partners' Equity	169,844
	$ 240,317

See accompanying notes.

J. W. Korth & Company Limited Partnership

Statement of Income

Year ended December 31, 2001

Revenues:	
Trading profits	$ 1,521,655
Interest income	9,551
Miscellaneous income	17,365
	1,548,571
Expenses:	
Employee compensation and benefits	527,152
Clearings and commissions	131,848
Professional fees	68,168
Communications	48,129
Occupancy	26,589
Other	50,962
	852,848
Guaranteed payments to general partner	300,000
Impairment on advance to equity method investee	181,718
Net income	$ 214,005

See accompanying notes.

J. W. Korth & Company Limited Partnership

Statement of Changes in Partners' Equity

	General Partner	Limited Partners	Total
Balances at January 1, 2001	$ 39,959	$ 300,202	$ 340,161
Distributions to Partners	(384,322)	-	(384,322)
Net income	188,324	25,681	214,005
Balances at December 31, 2001	$(156,039)	$ 325,883	$ 169,844

See accompanying notes.

J. W. Korth & Company Limited Partnership

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	$ 214,005
Noncash items included in net income:	
Impairment on advance to equity method investee	181,718
Decrease in securities owned	396,031
Decrease in margins account deposit	2,728
Increase in other assets	(3,011)
Decrease in amount due to broker	(216,866)
Increase in other accounts payable and accrued expenses	8,285
Cash provided by operating activities	582,890
Investing activities	
Advance to equity method investee	(181,718)
Cash used for investing activities	(181,718)
Financing activities	
Distributions to Partners	(384,322)
Cash used for financing activities	(384,322)
Decrease in cash	16,850
Cash at January 1, 2001	8,933
Cash at December 31, 2001	$ 25,783
Interest paid	$ -

See accompanying notes.

1. Significant Accounting Policies

Securities transactions and related revenues and expenses are recorded on a trade date basis. The risk of loss on unsettled transactions is the same as settled transactions and relates to the customer's or broker's inability to meet the terms of their contract.

Securities owned and securities sold, not yet purchased, are valued at market and unrealized gains and losses are included in net income. Sales of securities sold, not yet purchased represent an obligation of the Partnership to deliver specified securities at a predetermined date and price. The Partnership is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts due to broker are secured by the underlying investments held by the Partnership.

Income taxes have not been provided in the accompanying financial statements because the income is includable in the tax returns of the partners.

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Partnership Operations

The Partnership was formed for the purpose of operating as a full service investment banking firm. Income or loss is allocated to the Partners' capital accounts in accordance with the Partnership Agreement as amended. For financial reporting purchases, such allocations are based on operating results reported in accordance with accounting principles generally accepted in the United States. Guaranteed payments to the general partner in the amount of $300,000 have been reflected as operating expenses.

3. Capital Requirements

The Partnership is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. Based on the provisions of this rule, the Company must maintain net capital as defined, of $100,000. At December 31, 2001, the Partnership's net capital of $136,751 exceeded by $36,751 its required net capital.

4. Loss in Equity Investment and Impairment of Advances

The Partnership is a 50% owner of a development stage company Tourjets Airline Corporation ("the Company") and is accounting for its investment on the equity method. The Partnership's initial equity investment in the Company was $6,000. The Partnership also advanced $186,366 to the Company during 2000. Additionally, the Partnership advanced $181,718 to the Company during the 2001.

The Company has not yet commenced operations and continues to incur losses. The Company is planning to undertake an initial public offering (IPO). Proceeds from the IPO will be used to repay the advances to the Partnership if the IPO is completed. There can be no assurance the IPO will be completed.

The Partnership's investment in and advances to the Company were written off in 2000 and 2001 due to the losses incurred by the Company and to the uncertainty of the IPO.

5. Other

The margin account deposit represents $100,000 which is required to be on deposit to meet margin requirements of a non-clearing broker.

At December 31, 2001, the Company held securities inventory with a total market value of $96,770, of which $88,270, or 91%, was attributable to a single issuer. Additionally, virtually all trading profits were attributable to the same issuer.

At December 31, 2001, the aggregate minimum rental commitments under non-cancelable operating leases and contracts for office space are $27,731 in 2002, $29,036 in 2003 and $7,341 in 2004. Rental expense for office space and equipment was $26,589 in 2001.

Schedules Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

J. W. Korth & Company Limited Partnership

December 31, 2001

0201-0266041

J. W. Korth & Company Limited Partnership

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital:		
Total partnership equity	$	169,844
Less:		
Nonallowable assets		17,644
Securities haircut deduction		15,449
Net capital	$	136,751
Aggregate indebtedness	$	27,457
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Excess net capital	$	36,751
Percent of aggregate indebtedness to net capital		20%

J. W. Korth & Company Limited Partnership

Reconciliation of Net Capital Pursuant to Rule 17a-15(d)(4)

December 31, 2001

Total Partnership equity as reported in Partnership Part II Focus Report	$	550,930
Excess in Partnership equity included in Partnership computation		381,086
Partnership equity as reported in Partnership Audited Schedule I	$	169,844
Nonallowable assets as reported in Partnership Part II Focus Report	$	391,730
Excess in nonallowable assets included in Partnership computation		374,086
Nonallowable assets as reported in Partnership Audited Schedule I	$	17,644
Aggregate indebtedness as reported in Partnership Part II Focus Report	$	20,457
Deficiency in aggregate indebtedness in Partnership computation		7,000
Aggregate indebtedness as reported in Partnership Audited Schedule I	$	27,457

Supplemental Information

J. W. Korth & Company Limited Partnership

December 31, 2001

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-3426

Phone: (313) 628-7100
www.ey.com

Supplemental Report of Independent Auditors on Internal Control Structure

General and Limited Partners
J. W. Korth & Company Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of J.W. Korth & Company Limited Partnership (the Partnership), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the Securities Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 1, 2002